Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

December 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 9, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from The Growth for Good Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one right, and one-half of one redeemable Warrant

Class A ordinary shares, par value $0.0001 per share

Rights to acquire one-sixteenth of one Class A ordinary share

Warrants, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi
